		Exhibit 12

TAUBMAN CENTERS, INC.

Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
(in thousands, except ratios)

	Six months ended June 30
	2017	2016

Income before income tax expense and equity in income of Unconsolidated Joint Ventures	$27,367	$68,429

Add back:
Fixed charges	63,523	54,103
Amortization of previously capitalized interest	1,492	1,398
Distributed income of Unconsolidated Joint Ventures	33,376	34,388

Deduct:
Capitalized interest	(6,834)	(12,375)

Earnings available for fixed charges and preferred dividends	$118,924	$145,943

Fixed charges:
Interest expense	$52,292	$39,716
Capitalized interest	6,834	12,375
Interest portion of rent expense	4,397	2,012

Total fixed charges	$63,523	$54,103

Preferred dividends	11,569	11,569

Total fixed charges and preferred dividends	$75,092	$65,672

Ratio of earnings to fixed charges and preferred dividends	1.6	2.2